GMAC RFC

Statement to Certificateholder

Distribution Information	Deal Information
1. Distribution Summary	**Deal Name:** Residential Accredit Loans Inc, 2007-QO1
2. Factor Summary	**Asset Type:** Mortgage Asset-Backed Pass-Through Certificates
3. Components Information *(Not Applicable)*	
4. Interest Summary	**Closing Date:** 01/30/2007
	First Distribution Date: 02/25/2007
5. Other Income Detail	
	Determination Date: 12/21/2007
6. Interest Shortfalls, Compensation and Expenses	**Distribution Date:** 12/26/2007
	Record Date:
7. Prepayment Interest and Basis Risk/Net WAC Shortfall Amounts	Book-Entry: 12/24/2007
	Definitive: 11/30/2007
8. Collateral Summary	
9. Repurchase Information	
10. Loan Status Report (Delinquencies)	
11. Deal Delinquencies (30 Day Buckets)	**Trustee:** Deutsche Bank Trust Company Americas
12. Loss Mitigation and Servicing Modifications	**Main Telephone:** 714-247-6000
13. Losses and Recoveries	**GMAC-RFC**
14. Credit Enhancement Report	**Bond Administrator:** Nicholas Gisler
15. Distribution Percentages *(Not Applicable)*	**Telephone:** 818-260-1628
16. Overcollateralization Summary	**Pool(s):** 40472
17. Excess Cash Flow, Overcollateralization Provisions and Derivative Amounts	
18. Performance Tests	
19. Lender Paid Mortgage Insurance *(Not Applicable)*	
20. Comments	

GMAC RFC

Statement to Certificateholder

Residential Accredit Loans Inc, 2007-QO1
December 26, 2007

1. Distribution Summary

Class	CUSIP	Original Face Value	Beginning Notional / Principal Balance	Pass - Through Rate	Principal Distribution	Interest Distribution	Total Distribution (3) + (4) = (5)	Principal Loss	Interest Loss	Deferred Interest	Ending Notional/ Principal Balance (1)-(3)-(6)+(8)=(9)
			(1)	(2)	(3)	(4)	(5)	(6)	(7)	(8)	(9)
A-1	75115YAA7	343,670,000.00	323,638,819.34	4.93875000	1,057,340.41	1,331,976.02	2,389,316.43	0.00	0.00	0.00	322,581,478.93
A-2	75115YAB5	143,200,000.00	134,853,431.87	4.97875000	440,571.33	559,501.27	1,000,072.60	0.00	0.00	0.00	134,412,860.54
A-3	75115YAC3	85,910,000.00	80,902,641.98	5.02875000	264,312.03	339,032.63	603,344.66	0.00	0.00	0.00	80,638,329.95
M-1	75115YAD1	13,865,000.00	13,865,000.00	5.12875000	0.00	59,258.43	59,258.43	0.00	0.00	0.00	13,865,000.00
M-2	75115YAE9	10,395,000.00	10,395,000.00	5.15875000	0.00	44,687.67	44,687.67	0.00	0.00	0.00	10,395,000.00
M-3	75115YAF6	4,410,000.00	4,410,000.00	5.17875000	0.00	19,031.91	19,031.91	0.00	0.00	0.00	4,410,000.00
M-4	75115YAG4	5,360,000.00	5,360,000.00	5.20875000	0.00	23,265.75	23,265.75	0.00	0.00	0.00	5,360,000.00
M-5	75115YAH2	3,150,000.00	3,150,000.00	5.24875000	0.00	13,777.97	13,777.97	0.00	0.00	0.00	3,150,000.00
M-6	75115YAJ8	3,150,000.00	3,150,000.00	5.35875000	0.00	14,066.72	14,066.72	0.00	0.00	0.00	3,150,000.00
M-7	75115YAK5	3,150,000.00	3,150,000.00	5.93875000	0.00	15,589.22	15,589.22	0.00	0.00	0.00	3,150,000.00
M-8	75115YAL3	2,520,000.00	2,520,000.00	6.18875000	0.00	12,996.38	12,996.38	0.00	0.00	0.00	2,520,000.00
M-9	75115YAM1	3,150,000.00	3,150,000.00	6.28875000	0.00	16,507.97	16,507.97	0.00	0.00	0.00	3,150,000.00
B	75115YAT6	3,150,000.00	3,150,000.00	6.28875000	0.00	16,507.97	16,507.97	0.00	0.00	0.00	3,150,000.00
SB	75115YAN9	5,040,137.60	5,040,961.10	0.00000000	0.00	1,367,329.45	1,367,329.45	0.00	0.00	0.00	5,040,961.10
P	75115YAP4	100.00	100.00	0.00000000	0.00	78,695.34	78,695.34	0.00	0.00	0.00	100.00
R-I	75115YAQ2	0.00	0.00	0.00000000	0.00	0.00	0.00	0.00	0.00	0.00	0.00
R-II	75115YAR0	0.00	0.00	0.00000000	0.00	0.00	0.00	0.00	0.00	0.00	0.00
R-X	75115YAS8	0.00	0.00	0.00000000	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Deal Totals		**630,120,237.60**	**596,735,954.29**		**1,762,223.77**	**3,912,224.70**	**5,674,448.47**	**0.00**	**0.00**	**0.00**	**594,973,730.52**

Statement to Certificateholder

Residential Accredit Loans Inc, 2007-QO1
December 26, 2007

2. Factor Summary

Amount /Original Amount per $1000 unit)

Class	CUSIP	Beginning Notional/ Principal Balance Factor	Principal Distribution Factor	Interest Distribution Factor	Total Distribution Factor	Deferred Interest Factor	Interest Shortfall Factor	Ending Notional/ Principal Balance Factor
A-1	75115YAA7	941.71390968	3.07661539	3.87574132	6.95235671	0.00000000	0.00000000	938.63729429
A-2	75115YAB5	941.71390971	3.07661543	3.90713177	6.98374721	0.00000000	0.00000000	938.63729427
A-3	75115YAC3	941.71390967	3.07661541	3.94636981	7.02298522	0.00000000	0.00000000	938.63729426
M-1	75115YAD1	1,000.00000000	0.00000000	4.27395817	4.27395817	0.00000000	0.00000000	1,000.00000000
M-2	75115YAE9	1,000.00000000	0.00000000	4.29895815	4.29895815	0.00000000	0.00000000	1,000.00000000
M-3	75115YAF6	1,000.00000000	0.00000000	4.31562585	4.31562585	0.00000000	0.00000000	1,000.00000000
M-4	75115YAG4	1,000.00000000	0.00000000	4.34062500	4.34062500	0.00000000	0.00000000	1,000.00000000
M-5	75115YAH2	1,000.00000000	0.00000000	4.37395873	4.37395873	0.00000000	0.00000000	1,000.00000000
M-6	75115YAJ8	1,000.00000000	0.00000000	4.46562540	4.46562540	0.00000000	0.00000000	1,000.00000000
M-7	75115YAK5	1,000.00000000	0.00000000	4.94895873	4.94895873	0.00000000	0.00000000	1,000.00000000
M-8	75115YAL3	1,000.00000000	0.00000000	5.15729365	5.15729365	0.00000000	0.00000000	1,000.00000000
M-9	75115YAM1	1,000.00000000	0.00000000	5.24062540	5.24062540	0.00000000	0.00000000	1,000.00000000
B	75115YAT6	1,000.00000000	0.00000000	5.24062540	5.24062540	0.00000000	0.00000000	1,000.00000000
SB [1]	75115YAN9							
P	75115YAP4	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000
R-I	75115YAQ2	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000
R-II	75115YAR0	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000
R-X	75115YAS8	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000

[1] Factors not reported for OC Classes

Deal Factor :	94.42225300%

GMAC RFC

Statement to Certificateholder

Residential Accredit Loans Inc, 2007-QO1

December 26, 2007

4. Interest Summary

The following section only reports information for classes that have accrued interest for this distribution.

Class	Accrual Period		Accrual Methodology	Beginning Notional/Principal Balance	Pass-Through Rate	Optimal Interest Amount	Interest Loss	Deferred Interest	Interest Shortfall Amount	Other Income	Interest Distribution (1)-(2)-(3)-(4)+(5)=(6)	Accrued Certificate Interest Remaining Unpaid
	Start	End				(1)	(2)	(3)	(4)	(5)	(6)	
A-1	11/26/2007	12/25/2007	Actual/360	323,638,819.34	4.93875000	1,331,976.02	0.00	0.00	0.00	0.00	1,331,976.02	0.00
A-2	11/26/2007	12/25/2007	Actual/360	134,853,431.87	4.97875000	559,501.27	0.00	0.00	0.00	0.00	559,501.27	0.00
A-3	11/26/2007	12/25/2007	Actual/360	80,902,641.98	5.02875000	339,032.63	0.00	0.00	0.00	0.00	339,032.63	0.00
M-1	11/26/2007	12/25/2007	Actual/360	13,865,000.00	5.12875000	59,258.43	0.00	0.00	0.00	0.00	59,258.43	0.00
M-2	11/26/2007	12/25/2007	Actual/360	10,395,000.00	5.15875000	44,687.67	0.00	0.00	0.00	0.00	44,687.67	0.00
M-3	11/26/2007	12/25/2007	Actual/360	4,410,000.00	5.17875000	19,031.91	0.00	0.00	0.00	0.00	19,031.91	0.00
M-4	11/26/2007	12/25/2007	Actual/360	5,360,000.00	5.20875000	23,265.75	0.00	0.00	0.00	0.00	23,265.75	0.00
M-5	11/26/2007	12/25/2007	Actual/360	3,150,000.00	5.24875000	13,777.97	0.00	0.00	0.00	0.00	13,777.97	0.00
M-6	11/26/2007	12/25/2007	Actual/360	3,150,000.00	5.35875000	14,066.72	0.00	0.00	0.00	0.00	14,066.72	0.00
M-7	11/26/2007	12/25/2007	Actual/360	3,150,000.00	5.93875000	15,589.22	0.00	0.00	0.00	0.00	15,589.22	0.00
M-8	11/26/2007	12/25/2007	Actual/360	2,520,000.00	6.18875000	12,996.38	0.00	0.00	0.00	0.00	12,996.38	0.00
M-9	11/26/2007	12/25/2007	Actual/360	3,150,000.00	6.28875000	16,507.97	0.00	0.00	0.00	0.00	16,507.97	0.00
B	11/26/2007	12/25/2007	Actual/360	3,150,000.00	6.28875000	16,507.97	0.00	0.00	0.00	0.00	16,507.97	0.00
SB	11/01/2007	11/30/2007	30/360	5,040,961.10	0.00000000	0.00	0.00	0.00	0.00	1,367,329.45	1,367,329.45	0.00
P	11/01/2007	11/30/2007	30/360	100.00	0.00000000	0.00	0.00	0.00	0.00	78,695.34	78,695.34	0.00
Deal Totals				**596,735,954.29**		**2,466,199.91**	**0.00**	**0.00**	**0.00**	**1,446,024.79**	**3,912,224.70**	**0.00**

Current Index Rates

Index Type	Rate	Classes
BTLIB TEL 25 -2BD	4.78875000	A-1, A-2, A-3, M-2, M-4, M-6, M-8, B, M-9, M-7, M-5, M-3, M-1

5. Other Income Detail

Class	Prepayment Charges	Remaining Excess Cash Flow and OC Release Amount	Other Income Distribution
	(1)	(2)	(1) + (2) = (3)
SB	0.00	1,367,329.45	1,367,329.45
P	78,695.34	0.00	78,695.34
Deal Totals	**78,695.34**	**1,367,329.45**	**1,446,024.79**

6. Interest Shortfalls, Compensation and Expenses

	Current Prepayment Interest Shortfall Amount	Compensating Interest	Net Prepayment Interest Shortfall Amount (1) - (2)=(3)	Civil Relief Act Shortfall Count	Civil Relief Act Shortfall Amount	Compensation		Advances		Allowable Expenses per Governing Documents	Non - Recoverable Advances
						Subservicer	Master Servicer	Subservicer	Master Servicer		
	(1)	(2)	(3)								
Deal Totals	**4,331.49**	**4,331.49**	**0.00**	**0**	**0.00**	**185,752.35**	**21,907.19**	**182,335.15**	**4,576.91**	**0.00**	**0.00**


7. Prepayment Interest and Basis Risk/Net WAC Shortfall Amounts

(A) Prepayment Interest Shortfall Amounts

Class	Current Period	Prior Unpaid	Prior Unpaid Accrued Interest	Total Paid	Remaining Unpaid (1)+(2)+(3)-(4)=(5)
	(1)	(2)	(3)	(4)	(5)
A-1	0.00	0.00	0.00	0.00	0.00
A-2	0.00	0.00	0.00	0.00	0.00
A-3	0.00	0.00	0.00	0.00	0.00
M-1	0.00	0.00	0.00	0.00	0.00
M-2	0.00	0.00	0.00	0.00	0.00
M-3	0.00	0.00	0.00	0.00	0.00
M-4	0.00	0.00	0.00	0.00	0.00
M-5	0.00	0.00	0.00	0.00	0.00
M-6	0.00	0.00	0.00	0.00	0.00
M-7	0.00	0.00	0.00	0.00	0.00
M-8	0.00	0.00	0.00	0.00	0.00
M-9	0.00	0.00	0.00	0.00	0.00
B	0.00	0.00	0.00	0.00	0.00
SB	0.00	0.00	0.00	0.00	0.00
P	0.00	0.00	0.00	0.00	0.00
R-I	0.00	0.00	0.00	0.00	0.00
R-II	0.00	0.00	0.00	0.00	0.00
R-X	0.00	0.00	0.00	0.00	0.00
Deal Totals	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**

(B) Basis Risk/Net WAC Shortfall Amounts

Class	Current Period Uncompensated	Prior Unpaid	Prior Unpaid Accrued Interest	Total Paid	Remaining Unpaid (1)+(2)+(3)-(4)=(5)
	(1)	(2)	(3)	(4)	(5)
A-1	0.00	0.00	0.00	0.00	0.00
A-2	0.00	0.00	0.00	0.00	0.00
A-3	0.00	0.00	0.00	0.00	0.00
M-1	0.00	0.00	0.00	0.00	0.00
M-2	0.00	0.00	0.00	0.00	0.00
M-3	0.00	0.00	0.00	0.00	0.00
M-4	0.00	0.00	0.00	0.00	0.00
M-5	0.00	0.00	0.00	0.00	0.00
M-6	0.00	0.00	0.00	0.00	0.00
M-7	0.00	0.00	0.00	0.00	0.00
M-8	0.00	0.00	0.00	0.00	0.00
M-9	0.00	0.00	0.00	0.00	0.00
B	0.00	0.00	0.00	0.00	0.00
SB	0.00	0.00	0.00	0.00	0.00
P	0.00	0.00	0.00	0.00	0.00
R-I	0.00	0.00	0.00	0.00	0.00
R-II	0.00	0.00	0.00	0.00	0.00
R-X	0.00	0.00	0.00	0.00	0.00
Deal Totals	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**

Statement to Certificateholder

Residential Accredit Loans Inc, 2007-QO1

December 26, 2007

8. Collateral Summary

A. Loan Count and Balances

		Original Loan Count/ Scheduled Principal Balance	Beginning Loan Count/ Scheduled Principal Balance	Scheduled Principal	Curtailments	Payoffs	Matured Loans	Repurchases	Beginning Aggregate Scheduled Principal Balance of Liquidations/ Charge-offs	Ending Loan Count/Scheduled Principal Balance
Deal Totals	Count	1,728	1,577	N/A	504	11	0	0	0	1,566
	Balance/Amount	630,120,137.60	596,735,854.29	-2,107,935.18	216,573.59	3,653,585.36	N/A	0.00	0.00	594,973,630.52

B. Weighted Averages

	Beginning Weighted Average Gross Mortgage Rate	Ending Weighted Average Gross Mortgage Rate	Ending Weighted Average Remaining Amortization Term	Ending Weighted Average Months to Maturity	Beginning Weighted Average Net Mortgage Rate	Ending Weighted Average Net Mortgage Rate	Beginning Weighted Average Unmodified Net Mortgage Rate	Net Weighted Average Cap Rate	Weighted Average Net Rate
Deal Totals	8.13324815	8.00311399	379.55	379.51	7.70824815	7.57811399	7.70824815	N/A	N/A

C. Constant Prepayment Rate

	1 Month CPR	3 Month CPR	6 Month CPR	12 Month CPR	Life CPR
Deal Totals	7.49%	10.14%	10.06%		9.75%

Net WAC Cap Rate: 7.70824815%

Available Funds Rate: 7.70899752%

9. Repurchases

		Breaches Of Representations and Warranties	ARM Conversions	Optional Repurchases of Defaulted Loans	Others	Total (1)+(2)+(3)+(4)=(5)
		(1)	(2)	(3)	(4)	(5)
Deal Totals	Count	0	0	0	0	0
	Scheduled Balance	0.00	0.00	0.00	0.00	0.00

10. Loan Status Report

Delinquency Calculation Method: Mortgage Bankers Association

Deal Totals	Current / Delinquent		Bankruptcy		Foreclosure		REO			Total	
	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Actual Balance	Count	Scheduled Balance
Current	1,400	529,432,045.70	3	1,053,875.52	0	0.00	0	0.00	0.00	1,403	530,485,921.22
30 days	71	27,362,022.07	1	518,103.38	0	0.00	0	0.00	0.00	72	27,880,125.45
60 days	21	7,184,542.56	0	0.00	0	0.00	0	0.00	0.00	21	7,184,542.56
90 days	23	9,248,711.00	1	630,154.42	0	0.00	0	0.00	0.00	24	9,878,865.42
120 days	12	4,372,960.11	1	333,564.00	2	307,080.13	0	0.00	0.00	15	5,013,604.24
150 days	5	2,391,283.74	1	371,362.93	3	1,962,107.18	0	0.00	0.00	9	4,724,753.85
180 days	0	0.00	0	0.00	9	4,541,236.00	0	0.00	0.00	9	4,541,236.00
181+ days	2	1,443,419.67	0	0.00	5	1,345,465.13	6	2,475,696.98	2,386,212.76	13	5,264,581.78
Total	1,534	581,434,984.85	7	2,907,060.25	19	8,155,888.44	6	2,475,696.98	2,386,212.76	1,566	594,973,630.52
Current	89.40%	88.98%	0.19%	0.18%	0.00%	0.00%	0.00%	0.00%	0.00%	89.59%	89.16%
30 days	4.53%	4.60%	0.06%	0.09%	0.00%	0.00%	0.00%	0.00%	0.00%	4.60%	4.69%
60 days	1.34%	1.21%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	1.34%	1.21%
90 days	1.47%	1.55%	0.06%	0.11%	0.00%	0.00%	0.00%	0.00%	0.00%	1.53%	1.66%
120 days	0.77%	0.73%	0.06%	0.06%	0.13%	0.05%	0.00%	0.00%	0.00%	0.96%	0.84%
150 days	0.32%	0.40%	0.06%	0.06%	0.19%	0.33%	0.00%	0.00%	0.00%	0.57%	0.79%
180 days	0.00%	0.00%	0.00%	0.00%	0.57%	0.76%	0.00%	0.00%	0.00%	0.57%	0.76%
181+ days	0.13%	0.24%	0.00%	0.00%	0.32%	0.23%	0.38%	0.42%	0.40%	0.83%	0.88%
Total	97.96%	97.72%	0.45%	0.49%	1.21%	1.37%	0.38%	0.42%	0.40%	100.00%	100.00%

GMAC RFC

11. Delinquency Data

	Totals	
	Count % Count	Balance % Balance
1 Month	72	27,880,125.45
	4.60%	4.69%
2 Months	21	7,184,542.56
	1.34%	1.21%
3 Months	24	9,878,865.42
	1.53%	1.66%
4 Months	15	5,013,604.24
	0.96%	0.84%
5 Months	9	4,724,753.85
	0.57%	0.79%
6 Months	9	4,541,236.00
	0.57%	0.76%
7 Months	1	1,028,986.88
	0.06%	0.17%
8 Months	6	1,855,090.94
	0.38%	0.31%
9 Months	4	1,037,302.45
	0.26%	0.17%
10 Months	2	1,343,201.51
	0.13%	0.23%
11 Months	0	0.00
	0.00%	0.00%
12 Months	0	0.00
	0.00%	0.00%

	Totals	
	Count % Count	Balance % Balance
13 Months	0	0.00
	0.00%	0.00%
14 Months	0	0.00
	0.00%	0.00%
15 Months	0	0.00
	0.00%	0.00%
16 Months	0	0.00
	0.00%	0.00%
17 Months	0	0.00
	0.00%	0.00%
18 Months	0	0.00
	0.00%	0.00%
19 Months	0	0.00
	0.00%	0.00%
20 Months	0	0.00
	0.00%	0.00%
21 Months	0	0.00
	0.00%	0.00%
22 Months	0	0.00
	0.00%	0.00%
23 Months	0	0.00
	0.00%	0.00%
24 Months	0	0.00
	0.00%	0.00%

	Totals	
	Count % Count	Balance % Balance
25 Months	0	0.00
	0.00%	0.00%
26 Months	0	0.00
	0.00%	0.00%
27 Months	0	0.00
	0.00%	0.00%
28 Months	0	0.00
	0.00%	0.00%
29 Months	0	0.00
	0.00%	0.00%
30 Months	0	0.00
	0.00%	0.00%
31 Months	0	0.00
	0.00%	0.00%
32 Months	0	0.00
	0.00%	0.00%
33 Months	0	0.00
	0.00%	0.00%
34 Months	0	0.00
	0.00%	0.00%
35 Months	0	0.00
	0.00%	0.00%
36 Months	0	0.00
	0.00%	0.00%

	Totals	
	Count % Count	Balance % Balance
37 Months	0	0.00
	0.00%	0.00%
38 Months	0	0.00
	0.00%	0.00%
39 Months	0	0.00
	0.00%	0.00%
40 Months	0	0.00
	0.00%	0.00%
41 Months	0	0.00
	0.00%	0.00%
42 Months	0	0.00
	0.00%	0.00%
43 Months	0	0.00
	0.00%	0.00%
44 Months	0	0.00
	0.00%	0.00%
45 Months	0	0.00
	0.00%	0.00%
46 Months	0	0.00
	0.00%	0.00%
47 Months	0	0.00
	0.00%	0.00%
48 Months	0	0.00
	0.00%	0.00%

	Totals	
	Count % Count	Balance % Balance
49 Months	0	0.00
	0.00%	0.00%
50 Months	0	0.00
	0.00%	0.00%
51 Months	0	0.00
	0.00%	0.00%
52 Months	0	0.00
	0.00%	0.00%
53 Months	0	0.00
	0.00%	0.00%
54 Months	0	0.00
	0.00%	0.00%
55 Months	0	0.00
	0.00%	0.00%
56 Months	0	0.00
	0.00%	0.00%
57 Months	0	0.00
	0.00%	0.00%
58 Months	0	0.00
	0.00%	0.00%
59 Months	0	0.00
	0.00%	0.00%
60+ Months	0	0.00
	0.00%	0.00%

12. Loss Mitigation and Servicing Modifications

	Modification Type	Current Count	Current Scheduled Balance	1 Payment Count	1 Payment Scheduled Balance	2 Payments Count	2 Payments Scheduled Balance	3+ Payments Count	3+ Payments Scheduled Balance	Foreclosure Count	Foreclosure Scheduled Balance	REO Count	REO Scheduled Balance	Total Count	Total Scheduled Balance
Deal Totals	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
	Other Modifications	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00

	Modification Type	Payoffs Current Month Count	Payoffs Current Month Scheduled Balance	Payoffs Cumulative Count	Payoffs Cumulative Scheduled Balance	Repurchases Current Month Count	Repurchases Current Month Scheduled Balance	Repurchases Cumulative Count	Repurchases Cumulative Scheduled Balance	Liquidations Current Month Count	Liquidations Current Month Scheduled Balance	Liquidations Cumulative Count	Liquidations Cumulative Scheduled Balance	Total Current Month Count	Total Current Month Scheduled Balance	Total Cumulative Count	Total Cumulative Scheduled Balance
Deal Totals	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
	Other Modifications	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00

13. Losses and Recoveries

A. Current Cycle Realized Losses

	Current Period Realized Losses	Liquidations	Charge-Offs	Servicing Modifications	Bankruptcy Losses	Total
Deal Totals	**Loss Count**	0	0	0	0	0
	Beginning Aggregate Scheduled Balance	0.00	0.00	0.00	0.00	0.00
	Principal Portion of Loss	0.00	0.00	0.00	0.00	0.00
	Interest Portion of Loss	0.00	0.00	0.00	0.00	0.00
	Total Realized Loss	0.00	0.00	0.00	0.00	0.00

B. Cumulative Realized Losses

	Cumulative Realized Losses	Liquidations	Charge-Offs	Servicing Modifications	Bankruptcy Losses	Total
Deal Totals	**Loss Count**	2	0	0	0	2
	Total Realized Loss	222,019.00	0.00	0.00	0.00	222,019.00

C. Subsequent Recoveries

	Subsequent Recoveries	Current Period	Cumulative
Deal Totals	**Subsequent Recoveries Count**	1	1
	Subsequent Recoveries	372.65	372.65
	Net Loss [1]	(372.65)	221,646.35
	Net Loss % [2]	0.00%	0.04%

[1] Total Realized Loss less Subsequent Recoveries

[2] Net Loss % of Original Balance

D. Default Percentages

Default Loss Percentage	1 Month	3 Months	6 Months	12 Months	Life of Deal
Monthly Default Rate	0.00%	0.06%	0.03%		0.02 %
Constant Default Rate	0.00%	0.75%	0.38%		0.21%

1-Month MDR (Current Month) =   SUM(Beginning Scheduled balances of liquidating loans) / [SUM(Beginning Scheduled loan balances)- SUM(Scheduled Principal payments)]

m-Month = 3, 6, 12, months or the life of deal to date

m-Month MDR(over m months in period where n is current month)= $1-[(1-MDR_{n-m+1}) * (1-MDR_{n-m+2}) *….* (1-MDR_{n-1}) * (1-MDR_n)]^{(1/m)}$

$CDR_m = 1- [(1- MDR_m)^{12}]$, where m is number of months in period

14. Credit Enhancement Report

Reserve Accounts			DEPOSITS		WITHDRAWALS		
Description	Source	Beginning Balance	Investment Earnings	Other Deposits	Draws	Releases	Ending Balance
Basis Risk Shortfall Reserve Fund	Credit Suisse	0.00	0.00	0.00	0.00	0.00	0.00
Class P Reserve Account		100.00	0.00	78,695.34	78,695.34	0.00	100.00

16. Overcollateralization Summary

	Prior Required Overcollateralization Amount	Beginning Overcollateralization Amount	Overcollateralization Increase/(Reduction) Amount	Ending Overcollateralization Amount	Current Required Overcollateralization Amount
Deal Total	5,040,961.10	5,040,961.10	0.00	5,040,961.10	5,040,961.10

17. Excess Cashflow, Overcollateralization and Derivative Amounts

	Excess Cashflow and Derivative Summary	
(1)	Scheduled Unmodified Net Interest	3,833,156.70
(2)	Interest Losses	0.00
(3)	Subsequent Recoveries	372.65
(4)	Interest Adjustment Amount	0.00
(5)	Certificate Interest Amount	2,466,199.90
(6)	Net Deferred Interest Amount	0.00
(7)	OC Reduction Amount	0.00
(8)	Excess Cashflow Prior to OC Provisions	1,367,329.45

	Overcollateralization and Derivative Amounts	
	Excess Cashflow Prior to OC Provisions	1,367,329.45
(1)	Unreimbursed Principal Portion of Realized Losses	0.00
(2)	Principal Portion of Realized Losses	0.00
(3)	Overcollateralization Increase	0.00
(4)	Prepayment Interest Shortfall	0.00
(5)	Unpaid PPIS With Accrued Interest	0.00
(6)	Interest Carry Forward Amount	0.00
(7)	Basis Risk Shortfall Carry-Forward Amount	0.00
(8)	Relief Act Shortfall	0.00
(9)	Unreimbursed Realized Losses	0.00
(10)	To Class SB Certificates	1,367,329.45

18. Performance Tests

Current Distribution Date >= Target Distribution	
Current Distribution Period	11
StepDownTarget Distribution Period	37
Current Distribution Date >= Target Distribution Date	False
Stepdown Date - Senior Enhancement Test	
Current Senior Enhancement Percent - Actual value	9.63756300%
Specified Senior Enhancement Percent - Target value	22.75001100%
Senior Enhance Pct >= Specified Senior Enhance Pct (Actual End Balance <= Target End Balance)	False
StepDown Date and Senior Enhancement pass	
Current Distribution Date >= Target Distribution Date	False
Senior Enhance Pct >= Specified Senior Enhance Pct (Actual End Balance <= Target End Balance)	False
After StepDown Date and Senior Enh Percent >= Target Percent	False
Sixty-Plus Delinquency Percentage >= Target %	
3-Month Average Sixty-Plus Delinquency Percentage - Actual Value	5.10879100%
Senior Enhancement Delinquency Percentage - Target Value	2.96547800%
Sixty-Plus Delinquency Percentage >= Senior Enhancement Delinquency Percentage Target	True
Aggregate Realized Loss % >= Scheduled Loss %	
Aggregate Realized Loss Percentage - Actual Value	0.03517500%
Scheduled Loss Target Percent	0.20000000%
Aggregate Realized Loss Percentage >= Scheduled Loss Percent	False
Trigger Event is in effect?	
Sixty-Plus Delinquency Percentage >= Senior Enhancement Delinquency Percentage Target	True
Aggregate Realized Loss Percentage >= Scheduled Loss Percent	False
Trigger Event is in effect	False

Stepdown Date and Trigger Event in effect	
Stepdown Date has occurred	False
Trigger Event is in effect	False
Trigger Event is in effect on or after StepDown Date	False

20. Comments

Comments: Beginning and Ending Interest Carryforward Amounts for all related classes equal zero.

Credit Support Depletion Date has not occured

ERISA Text: Each beneficial owner of any Certificate (or any interest therein) which provides credit enhancement for any other Certificate and is available in book-entry form, including any such Class M Certificate, shall be deemed to have represented, by virtue of its acquisition or holding of such Certificate (or interest therein), that either: a) it is not an employee benefit or other plan subject to the prohibited transaction provision of the Employee Retirement Income Security Act of 1974, as amended('ERISA'), or Section 4975 of the Internal Revenue Code of 1986, as amended (a 'Plan'), or any other person (including an investment manager, a named fiduciary or a trustee of any Plan) acting, directly or indirectly, on behalf of purchasing any Certificate with 'plan assets' of any Plan; or b) (i) the transferee is an insurance company, (ii) the source of funds to be used by it to purchase the Certificates is an 'insurance company general account' (within the meaning of Department of Labor Prohibited Transaction Class Exemption ('PTCE') 95-60), and (iii) the conditions set forth in Section I and III of PTCE 95-60 have been satisfied. Any purported beneficial owner of any such book-entry Certificate (or interest therein) to whom either (a) or (b) above does not apply shall indemnify and hold harmless the Company, the Trustee, the Master Servicer, any Subservicer, and the Trust Fund from and against any and all liabilities, claim, cost or expenses incurred by such parties as a result of its acquisition or holding of such Certificate.



Statement To Certificateholder

Residential Accredit Loans, Inc. 2007-QO1
December 26, 2007

Cash Flow Received and Uses of Funds

Cash Flow Received	Amount
Principal and Interest Payments	5,612,956.17
Prepayment Premium	78,695.34
Liquidation and Insurance Proceeds	0.00
Subsequent Recoveries	372.65
Repurchase Proceeds	0.00
Other Deposits/Adjustments (including Derivatives Payment)	4,331.49
Total Deposits	5,696,355.65

Uses of Funds	Amount
Transfer to Certificate Account	5,674,448.47
Reimbursed Advances and Expenses	0.00
Master Servicing Compensation	21,907.19
Derivatives Payment	0.00
Total Withdrawals	5,696,355.66

Ending Balance	0.00